Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

May 17, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) today announced its financial results for the three and nine months ended March 31, 2011 which were prepared in accordance with Canadian generally accepted accounting principles. All amounts in this news release are in Canadian dollars. Kimber’s interim unaudited consolidated financial statements and management’s discussion & analysis for the three and nine months ended March 31, 2011, are available on SEDAR at www.sedar.com on EDGAR at http://www.sec.gov/edgar.shtml and on Kimber’s website at www.kimberresources.com. All shareholders may, upon request, receive a hard copy of Kimber’s complete interim unaudited consolidated financial statements and management’s discussion & analysis free of charge.

Kimber had working capital of $11.53 million, including $11.74 million in cash, as of March 31, 2011, a significant increase over the $4.56 million as of June 30, 2010. Kimber’s net loss for the three months ended March 31, 2011 was $937,767 or $0.01 per common share compared with a net loss of $1,048,227 or $0.02 loss per share for the three months ended March 31, 2010.

Kimber’s shareholders’ equity decreased by $587,000 during the three months ended March 31, 2011 primarily due to ongoing expenditures. Certain expenditures, mainly related to exploration and technical advancement at Monterde, were capitalized as unproven mineral right interests.

“During the three months ended March 31, 2011 Kimber commenced a 30,000 metre drill program to upgrade and expand gold-silver mineral resources at depth and along strike at the existing deposits,” said Gordon Cummings, President & CEO of Kimber. “Kimber is also making good progress with a pre-feasibility study for Monterde due to be completed in Q4 2011.”

Selected information

The following information is for the three months ended March 31, 2011 and 2010:

	For Three months ended
	March 31, 2011	March 31, 2010
Results of operations
Net loss	$(937,767)	$(1,048,227)
Net loss per share – basic and diluted	$(0.01)	$(0.02)

Net cash used in operations	$(702,108)	$(767,399)
Net cash used in investing activities	$(1,092,847)	$(780,383)
Net cash provided by financing activities	$(199,997)	$6,412,500

The following information is as at March 31, 2011 with comparable information at June 30, 2010.

	March 31,	June 30,
	2011	2010
Financial position
Cash	$11,739,561	$4,560,493
Current assets	12,567,726	5,046,917
Unproven mineral right interests	45,611,957	42,647,361
Total assets	58,698,376	48,192,238
Current liabilities	1,037,933	541,627
Total liabilities	1,037,933	541,627
Shareholders’ equity	57,660,443	47,650,611

Working capital	$11,529,793	$4,505,290

The net losses for Kimber for the three months ended March 31, 2011 and 2010 include non-cash charges for stock-option compensation of $372,361 in 2011 and $303,187 in 2010.

Resignation of a director

Stephen Quin has recently tendered his resignation as a director of Kimber for personal reasons but will continue to assist Kimber in an advisory role. “I would like to thank Stephen for his outstanding contribution to Kimber,” said Gordon Cummings, President & CEO of Kimber. “Stephen has added tremendous value to Kimber as a director over the last four years and I am delighted that he will be continuing to assist Kimber going forward in an advisory capacity.”

“I am pleased that I could be a part of the Kimber team that has made significant progress in advancing its Monterde project in Mexico,” said Stephen Quin. “Kimber has an experienced board and strong project and, while no longer a director, I intend to continue to contribute where I can to the success of the project and company.”

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Resource and Reserve Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.